

May 23, 2007

**Via Facsimile (212) 557-6140 and U.S. Mail**

Timothy Brog
Pembridge Capital Management LLC
708 Third Avenue, 22nd Floor
New York, NY  10017

> **Re:** **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 18, 2007 by the Peerless Full Value Committee et. al.**
> **File No. 000-21287**

Dear Mr. Brog:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

**Revised Schedule 14A**

Cover letter, page 2

1.      We reissue comment 6 with respect to the fourth bullet point in our previous comment.  Please provide the support previously requested.

Proposal 1: Election of Directors, page 11

2.      Please revise the cover page of your proxy statement as previously requested in comment 14.

Certain Information concerning the Participant, page 17

3.      We reissue comment 19.  We note that the participant information for several persons who are participants in the solicitation, and who form part of the group that filed the Committee's Schedule 13D, continues to be omitted from your disclosure.  Please revise your disclosure here, on page 4 of your disclosure and in the form of proxy card to include all of the information required of participants.

Closing Comments

  Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T.  We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

  Please direct any questions to me at (202) 551-3619.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

          Sincerely,


          Daniel F. Duchovny
          Special Counsel
          Office of Mergers and Acquisitions